June 20, 2011
Via EDGAR and Federal Express
Mr. Kevin Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Trident Microsystems, Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 7, 2011 Form 8-K filed on May 3, 2011 File No. 000-20784
Dear Mr. Vaughn:
Trident Microsystems, Inc. (the “Company”) is submitting the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated May 26, 2011, with respect to the Company’s Form 10-K for the year ended December 31, 2010 and Form 8-K filed on May 3, 2011. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion that follows each such paragraph is the Company’s response to the Staff’s comments.
Form 10-K for the Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 36
1.	We note that you are including a discussion throughout MD&A related to results of operations for the year ended December 31, 2010 as compared to your “results of operations for the year ended December 31, 2009 (unaudited).” With a view towards disclosure, please revise future filings to provide a reconciliation of your audited financial statements beginning on page 53 to your unaudited financial information presented in MD&A.

Mr. Kevin Vaughn
June 20, 2011
Page Two
Response

In response to the Staff’s comment, and in order that stockholders can reconcile the December 31, 2009 (unaudited) results to the Company’s previously disclosed financial information, our next form 10-K will contain a summary financial table including (i) unaudited results for each of the third and fourth quarters in the fiscal year ended 2009 as disclosed in prior filings, (ii) audited results for the six-month period ended December 31, 2009 and (iii) summary combined unaudited results for the year ended December 31, 2009.

2.	Further to the above, please explain to us why you did not also present a discussion of your results on a historical basis related to the six months ended December 31, 2009.

Response

The Company did not provide a discussion of the historical results for the six months ended December 31, 2009 compared to other periods because the comparison of results to the six month period ended December 31, 2010 would not have provided meaningful information to investors. Moreover, as presented in the discussion of the results for the year ended December 31, 2010, with respect to the year ended December 31, 2009, the Company discussed the substantial change in the scope of the Company’s business due to the business combination transaction consummated in February 2010. Accordingly, the Company concluded there would be no incremental benefit from the comparison of the six months ended December 31, 2010 to another period prior to the transformative business combination transaction. The Company recognizes that the analysis of operations before and after the acquisition is highly relevant to stockholders, but the Company respectfully submits that the evaluation of more than two periods of such information would not be meaningful and would detract from the focus and value of the disclosure already presented.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51
3.	You disclose that foreign currency exchange rates may have an adverse impact on your financial statement results since a substantial portion of your expenses

Mr. Kevin Vaughn
June 20, 2011
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are incurred in various denominations. We note from your response letter dated September 13, 2010 that you would include the quantitative disclosures regarding market risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K. As previously requested, please revise future filings to provide the quantitative disclosures regarding market risk related to your foreign currency exchange risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.
Response

The Company will include, in future filings, quantitative disclosures about market risk related to foreign currency exchange rates which could have a material adverse impact on the Company’s financial results. Based upon the Company’s current operations, the Company will include quantitative disclosures similar to the following, in accordance with Item 305:
As of XXX, we had operations in the United States, Taiwan, China, Hong Kong, Germany, The Netherlands, Japan, Singapore, South Korea, the United Kingdom, Israel and India. The functional currency of all of these operations is the U.S. dollar. Approximately $XX million, or XX% of total cash and cash equivalents, was held outside the United States, primarily in Hong Kong. However, a majority of cash held outside of the United States is denominated in U.S. dollars. A majority of our sales are denominated in US dollars. Substantial amounts of our obligations are also denominated in US dollars.

Our investments in several foreign wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. The financial statements of these subsidiaries are translated from the foreign currency to U.S. dollars and the resulting gains or losses are recorded in our results of operations.

While we expect our international revenues to continue to be denominated primarily in U.S. dollars, an increasing portion of our international revenues may be denominated in foreign currencies, such as Euros. In addition, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar. As a result, our international

Mr. Kevin Vaughn
June 20, 2011
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operations give rise to transactional market risk associated with exchange rate movements primarily of the U.S. dollar, the euro, the Japanese yen, the Taiwanese dollar, the Indian rupee and the Chinese renminbi. Gains and losses on foreign exchange transactions totaled a $XXX million loss in 20XX and $XXX million gain in 20XX We will continue to analyze our exposure to currency exchange rate fluctuations in the future and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations. Exchange rate fluctuations may adversely affect our financial results in the future. As of the date of this report, we do not hedge our non-U.S. dollar denominated asset and liability positions.
Fluctuations in foreign currency exchange rates are reflected in net income as a component of other income or expense. Our results of operations and financial condition could be significantly impacted by either a 10% increase or decrease in relevant foreign currency exchange rates, depending on our exposures at the time.
Item 8. Financial Statements and Supplementary Data, page 53
Note 2. Significant Accounting Policies, page 58
-Long-Lived Assets, page 60
4. We note from page 54 that you have recorded $82.9 million of intangible assets on your balance sheet at December 31, 2010. We further note from page 53 and from your March 31, 2011 Form 10-Q that you have reported net operating losses for the years ended December 31, 2010 and June 30, 2009, the six months ended December 31, 2009 and the three months ended March 31, 2011 and 2010. We finally note that you recognized $2.5 million of impairment related to technology licenses and prepaid royalties during 2010. In light of these facts, please tell us and revise your future filings to explain how you determined that your intangible assets were not impaired as of December 31, 2010 or March 31, 2011.

Mr. Kevin Vaughn
June 20, 2011
Page Five
Response
In response to the Staff’s comment regarding the $2.5 million charge recorded during 2010, the Company wrote off certain technology licenses and prepaid royalties following changes in our product roadmap and a resulting determination that the related assets had no further use or alternative future use to the Company. This write-down was not the result of the impairment analysis discussed in the following paragraph.

The Company tests long lived assets for recoverability in accordance with Accounting Standard Codification Subtopic ASC 360-10-35 whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company recorded intangible assets of $117.0 million as a result of the acquisition of the TV systems and set-top box business lines from NXP in February 2010 (the “NXP Transaction”) and anticipated net operating losses for the year ended December 31, 2010 and the first half of 2011. The Company used the time since the acquisition to integrate the acquired business, restructure operations and invest in Research and Development efforts to better leverage the combined intellectual property pool of the legacy business and the acquired business. Consequently, the Company developed several next generation Integrated Circuit products (“ICs”) that resulted in design wins in the market place with expectations of significant increases in revenue commencing in the second half of 2011.

The Company experienced adverse changes from prior expectations during the fourth quarter of 2010 which negatively impacted the fourth quarter and projected revenues and contributed to a decline in the market price of Trident common stock. The Company recognized this as a triggering event and, based on an impairment analysis, determined that the carrying amounts of its asset groups were recoverable taking into account the undiscounted cash flows expected to result from the use of each asset group over its expected useful life. The Company’s cash flow assumptions are established using historical data and internal estimates developed as part of its long-term planning process.

Therefore, management concluded that Intangible assets were not impaired as of December 31, 2010, in accordance with ASC 360-10-35-17. There was no additional triggering event during the first quarter of 2011.

Mr. Kevin Vaughn
June 20, 2011
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Although we believe our prior disclosure was appropriate, in light of the Staff’s comment, we will revise our disclosure beginning with the Form 10-Q for the quarterly period ending June 30, 2011. We expect to provide disclosure in the Condensed Notes to Consolidated Financial Statements substantially to the effect of the following:
Management evaluates the recoverability of its identifiable intangible assets and long-lived assets in accordance with applicable accounting guidance, which requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. In determining whether impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured and recorded as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company performed an impairment analysis in the quarter ended December 31, 2010 following a decline in expected revenues followed by a decline in our stock price and concluded that intangible assets were not impaired.
Note 6. Commitments and Contingencies, page 68
5.	We note your disclosures on pages 68 – 71 regarding various legal proceedings. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response

The Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be

Mr. Kevin Vaughn
June 20, 2011
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made under ASC 450-20-50-4 as to legal proceedings where the Company has determined that a loss is reasonably possible. Although we believe our prior disclosure was appropriate, in light of the Staff’s comment, we will revise our disclosure beginning with the Form 10-Q for the quarterly period ending June 30, 2011. We also advise the Staff that the legal proceedings as to which the Company had an accrual as of March 31, 2011, have now been resolved.
We expect to provide disclosure in the Notes to Consolidated Financial Statements substantially to the effect of the following:
The Company has been, and expects that it will in the future be, a party to various legal proceedings, investigations or claims. In accordance with applicable accounting guidance, the Company records accruals for certain of its outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if the financial statements would be otherwise misleading. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability.

However, if the loss (or an additional loss in excess of a prior accrual) is at least a reasonable possibility and material, then the Company discloses an estimate of the possible loss or range of loss, if such estimate can be made, or discloses that an estimate cannot be made. The assessment whether a loss is probable or a reasonable possibility, and whether the loss or a range of loss is estimable, involves a series of complex judgments about future events. Even as to a loss that is reasonably possible, management may be unable to estimate a range of possible loss, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel or unsettled legal theories or a large number of parties. In such cases, there is considerable uncertainty regarding the ultimate resolution of such matters, including the amount of any possible loss, fine or penalty. Accordingly, for some proceedings, the Company is

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June 20, 2011
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currently unable to estimate the loss or a range of possible loss. However, an adverse resolution of one or more of such matters could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.
The Company has not determined that any current legal proceeding is reasonably likely to result in a loss. However, in the event that the Company determines in the course of evaluating the status of the legal proceedings that a loss is reasonably likely as to any matter, and is estimable, the Company will include disclosure substantially similar to the following as to such estimable loss, to the extent it could be material:
For matters as to which we have determined that a loss is reasonably possible and as to which we are able to make an estimate of the loss, the aggregate range of reasonably possible losses, in excess of accruals established, if any, for such legal proceedings is from $XX to $XX at _____, 20XX. The estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Company is involved, taking into account the Company’s best estimate of such losses for those cases for which such estimate can be made. Those matters for which an estimate is not possible are not included within this estimated range. Therefore, such range represents what the Company believes to be an estimate of possible loss only for those matters meeting such criteria. It does not represent the Company’s maximum loss exposure.
For any legal proceedings that are disclosed in the Company’s periodic filings, but as to which the Company cannot estimate a range of losses, the Company will state that it cannot make such an estimate.
Note 14. Geographic Information and Major Customers, page 92
6.	We note your disclosures that you have operate in one reportable segment but have two operating segments. We further note that you chief operating decision maker reviews financial information on an operating segment basis for purpose of making operating decisions and assessing financial information. Since it appears that your single reportable segment results from the aggregation of two

Mr. Kevin Vaughn
June 20, 2011
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operating segments, please explain to us how this aggregation is consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.
Response

In response to the Staff’s comment, the Company believes the aggregation of its two operating segments is consistent with the objective and basic principles of ASC 280-10-50-11. Notably, these segments share the following economic characteristics:
•	The nature of products and services—the Company purports that its products have similar purposes and end uses in that all of our products are ICs and that all our ICs provide high-performance multimedia semiconductor solutions for the digital home entertainment market.

•	The nature of production processes—the nature of the production processes for each segment are identical, including the sharing of similar licenses.

•	The type or class of customer for the segments’ products and services—the type or class of customer for both products is the same, the home entertainment market. Many of our customers buy products from both of our operating segments

•	The methods used to distribute their products or provide their services—the products have similar distribution channels and nature, either through direct sales efforts or distributors and independent sales representatives.
In addition, the segments have similar gross margins. The Chief Operating Decision Maker does not include in the Company’s internal operating segment results the amortization of intellectual property arising from the NXP Transaction, because such intellectual property has a limited duration and does not impact future operations. Excluding this amortization, the two segments of TV and set-top box had gross margins of 30.1% and 31.2%, respectively, for the year ended December 31, 2010. Similarly, for the three months ended March 31, 2011, the gross margins were 31.4 and 30.7,

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June 20, 2011
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respectively, excluding a non-recurring rise in sales of one of our legacy products.
Furthermore, the Company believes the aggregation of the reporting units is consistent with the way management organizes the Company’s operating decisions and performance assessment. The reporting units have similar economic characteristics, performance measurements and competitive, operating and financial risks. Aggregation allows investors to review the same information as the Company’s management and is the most meaningful presentation of the Company’s financial information.
Form 8-K filed on May 3, 2011
7.	We note that you have provided forward-looking non-GAAP financial measures for the second quarter ended June 30, 2011. However, we do not see where you have provided a reconciliation of the forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non- GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

Response

In future filings, the Company will provide reconciling information for non-GAAP forward-looking financial measures to the extent that such information is available without unreasonable effort. If the availability of the information requires unreasonable effort or cannot be projected within a reasonably accurate range, the Company will provide clear disclosure of the inaccessibility of any forward-looking GAAP information, identify the information that is unavailable and disclose its probable significance.

Mr. Kevin Vaughn
June 20, 2011
Page Eleven
     In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (408) 962-8275.
Very truly yours,

/s/ Pete J. Mangan Pete J. Mangan
Executive Vice President and
Chief Financial Officer

cc:	Tara Harkins, Staff Accountant Lynn Dicker, Reviewing Accountant David L. Teichmann, Trident Microsystems, Inc. J. Howard Clowes, DLA Piper LLP (US)